June 28, 2018

Robert Grosshandler
President
iConsumer Corp.
73 Greentree Drive, #558
Dover, Delaware 19904

       Re: iConsumer Corp.
           Offering Statement on Form 1-A
           Filed June 8, 2018
           File No. 024-10851

Dear Mr. Grosshandler:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed June 8, 2018

Cover Page

1. Please delete your first paragraph as it detracts from the purpose of this rescission offering. In its place, please include disclosure about why you are conducting this rescission offer. Clarify the potential liability under Section 12(a)(1) of the Securities Act of 1933 that you are trying to address.
2. Please revise to disclose that the statutory interest rate varies by state according to the state in which the purchaser resides.
3. Please make clear that members must return their Bitcoin if they plan to participate in the rescission offer.
 Robert Grosshandler
FirstName LastNameRobert Grosshandler
iConsumer Corp.
Comapany NameiConsumer Corp.
June 28, 2018
June 28, 2018 Page 2
Page 2
FirstName LastName
Questions and Answers About the Rescission Offer, page 3

4. Please include a Q&A explaining why it would be reasonable for a member to seek rescission at an offering price of $0.09 per share when the company is simultaneously conducting a primary offering of shares at $0.15 per share and the member
         must also return his or her Bitcoin reward. In addition, tell us in your response how you determined that $0.09 will mitigate the company's future liability under the federal securities laws. We note the FAQ on your website entitled "What is our stock worth?"
Q: What will I receive if I accept the rescission offer?, page 3

5. Clarify that members will not be receiving $.09 per share (plus interest) in the rescission offer because that price does not take into consideration the value of the Bitcoin that must be returned. You should consider disclosing the effect the return of Bitcoin will have on the per share price based upon a recent valuation of Bitcoin.
Q: What remedies or rights do I have now that I will not have after the rescission offer?, page 4

6. Revise to make clear what remedies members have under Section 12(a)(1) of the
         Securities Act of 1933 if the shares issued in the rewards program were issued in violation of Section 5 of the Securities Act of 1933. Tell us your basis for your belief that acceptance of the rescission offer will preclude members from seeking relief in the future.
Q: The rescission offer is to reverse the entire transaction - what does that mean?, page 4

7. Since members are not being offered the opportunity to rescind their purchases of goods or services, please clarify that you are only offering to rescind the rewards portion of the entire transaction. We note that the Bitcoin reward is not considered a securities offering by the company so it is unclear why the company is including its return as part of the rescission offering. Please clarify for members.
Risk Factors
The estimates used to provide forecasts may not scale. . . , page 10

8. Please delete the reference to a "letter to shareholders." Rescission Offer, page 14

9. Please clarify whether the rescission offer applies to those who have sold their shares.
10. Please revise to outline the procedure for members to return Bitcoin rewards to the company. Discuss the potential impact of a change in the value of Bitcoin on the investor and the company.


11. We note that the rescission offer covers the entire reward earned by members, "including
 Robert Grosshandler
iConsumer Corp.
June 28, 2018
Page 3
         the Bitcoin earned by the member." Explain why the terms of your offer do not include any consideration for the Bitcoin.
Liquidity and Capital Resources, page 25

12. Please disclose how you expect to fund the rescission offer and discuss the potential impact of the offer on your operations.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 or Larry Spirgel,
Assistant Director, at (202) 551-3810 with any questions.

FirstName LastNameRobert Grosshandler
Comapany NameiConsumer Corp.
                                                              Division of
Corporation Finance
June 28, 2018 Page 3                                          Office of
Telecommunications
FirstName LastName